KIRKLAND LAKE GOLD DECLARES QUARTERLY DIVIDEND PAYMENT

Toronto, Ontario - September 18, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that a quarterly dividend payment of US$0.125 per common share will be paid on October 14, 2020 to shareholders of record as of the close of business on September 30, 2020. The payment represents the 14th quarterly dividend payment made to shareholders following the Company's adoption of a dividend policy in March 2017. The Company's quarterly dividend qualifies as an "eligible dividend" for Canadian income tax purposes. For Canadian shareholders the US dollar dividend payment will be converted to Canadian dollars using the spot price exchange rate on October 13, 2020, the date prior to the payment date.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding planned dividend payments and the management of the Company's dividend policy. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations; the potential anticipated annual increase in production; future exploration activities; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2018 and the annual consolidated financial statements and related MD&A for the period ended December 31, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Website: www.kl.gold

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